Exhibit 99.1

Advantage Announces Second Quarter 2011 Results

Completion of Glacier Phase III Expansion Results in 22% Production Growth &

Lower Operating Costs. Glacier Phase IV Program Underway

(TSX: AAV, NYSE: AAV)

CALGARY, Aug. 11, 2011 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce our financial and operating results for the three months ended June 30, 2011. The following table summarizes the unconsolidated financial and operating highlights for Advantage:

Financial and Operating Highlights	Three months ended June 30, 2011

Financial ($000, except as otherwise indicated)	$000	per boe
Petroleum and natural gas sales	$61,405	$28.45
Royalties	(7,837)	(3.63)
Realized gain on derivatives	6,200	2.87
Operating expense	(14,556)	(6.74)
Operating	45,212	20.95
General and administrative (1)	(4,752)	(2.20)
Finance expense (2)	(3,963)	(1.84)
Miscellaneous income	110	0.05
Funds from operations	36,607	$16.96
Dividends from Longview	2,945
Total	$39,552
per share (3)	$0.24

Expenditures on property, plant and equipment	$6,023
Working capital deficit (4)	$3,104
Bank indebtedness	$103,447
Convertible debentures (face value)	$148,544
Shares outstanding at end of period (000)	165,145
Basic weighted average shares (000)	165,076

Operating
Daily Production
Natural gas (mcf/d)	129,123
Crude oil and NGLs (bbls/d)	2,198
Total boe/d @ 6:1	23,719
Average prices (including hedging)
Natural gas ($/mcf)	$4.30
Crude oil and NGLs ($/bbl)	$85.14
(1) General and administrative expense excludes non-cash G&A and non-cash share-based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Based on basic weighted average shares outstanding .

(4) Working capital deficit includes trade and other receivables, prepaid expenses and deposits,  and trade and other accrued liabilities.

Advantage Q2 2011 Production Increases 22% over Q1 2011 With Reduced Operating Costs

•
Production for Q2 2011 increased 22% to 23,719 boe/d compared to Q1 2011 (after adjusting for asset dispositions) due to completion of our Phase III development program at Glacier which included the expansion of our 100% owned gas plant to 100 mmcfd in March 2011. Production sales at Glacier averaged 90.2 mmcf/d (15,040 boe/d) for the second quarter and were impacted by temporary outages due to compressor maintenance on the TransCanada pipeline system.

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Operating expense for the second quarter of 2011 decreased 17% to $6.74/boe compared to Q1 2011 (after adjusting for asset dispositions). The Q2 2011 operating costs includes 13 days of production from the assets that were sold to Longview, Glacier costs which comprised 63% of total production and costs from our non-Glacier conventional assets. Our operating cost structure has decreased considerably over the last several years and Advantage is currently one of the lowest operating cost producers among the Canadian intermediate oil and gas sector. We anticipate corporate operating expenses will decline further as a result of increased production growth from our low operating cost Glacier property.

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Funds from operations for Q2 2011 were $36.6 million or $0.23 per share and were supported by increased production, reduced costs and hedging gains of $6.2 million. In addition to the funds from operations, Advantage also received tax-free dividend income of $2.9 million as a result of its 63% ownership in the shares of Longview.

•
Advantage's royalty rate in Q2 2011 is 12.8% and is anticipated to trend lower due to increasing production from our new Glacier Montney wells that are estimated to have a royalty rate of 5%. Our royalty rate averaged 12.8% as approximately 37% of Advantage's production is derived from conventional production that generally attracts higher royalty rates.

•
At June 30, 2011, we had bank indebtedness of $103.4 million on Advantage's total credit facility of $275 million. Bank indebtedness decreased 64% since December 31, 2010, primarily due the proceeds received from the sale of certain oil weighted assets to Longview Oil Corp.

•	A total of $148.5 million of convertible debentures remain outstanding of which $62.3 million will mature in December 2011 and the balance of $86.2 million will mature in January 2015.

•	Capital expenditures during the second quarter of 2011 amounted to $6.0 million primarily related to the completion of final Glacier gas plant expansion costs. No wells were rig released in Q2 2011.

Completion of Longview Oil Corp. Transaction

•
On April 14, 2011, Advantage's wholly-owned subsidiary, Longview Oil Corp ("Longview"), completed its initial public offering (the "Offering") at a price of $10 per common share issuing 17,250,000 shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011).

•
Concurrent with the closing of the Offering, Longview purchased certain oil-weighted assets (the "Acquired Assets") from Advantage with consideration comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.0 million in cash, subject to final adjustments per the purchase and sale agreement (the "Acquisition"). Advantage used the cash proceeds to reduce outstanding bank indebtedness. The Acquired Assets were purchased with an effective date of January 1, 2011 and a closing date of April 14, 2011.

•
As Advantage is the parent company and has a majority ownership interest of Longview, the financial and operating results of Longview are required to be consolidated 100% within Advantage. Advantage's consolidated financial statements and accompanying management's discussion and analysis is available on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com. Longview's Q2 2011 financial and operating results are discussed in their press release issued on August 11, 2011 and their financial statements and accompanying management's discussion and analysis is available on their website at www.longviewoil.com and filed under their profile on SEDAR.

Phase IV Glacier Development Program Underway to Drive 24% Corporate Production Growth

•
On July 4, 2011, Advantage announced a $216 million corporate capital budget for the twelve month period ending June 30, 2012 of which $200 million will be invested at Glacier (refer to our press release dated July 4, 2011 for additional details).

•
The capital budget is focused on a Phase IV development program at Glacier with two key objectives: i) increase throughput capacity at our Glacier gas plant from 100 mmcf/d to 140 mmcf/d by the second quarter of 2012 and drill a sufficient number of wells to fill our plant; and ii) further evaluate the Middle and Lower Montney formations.

•
In conjunction with the anticipated production increase at Glacier, Advantage production is forecast to grow 24% to a June 30, 2012 exit rate of approximately 29,000 boe/d at which time Glacier will represent approximately 80% of total production. This target would result in production growth of 138% since we began development at Glacier in 2008 (excluding asset dispositions and Longview).

•
Drilling has commenced with three rigs after delays due to wet weather conditions. A total of 30 horizontal wells are included in this Phase IV capital program. Well completions are anticipated to begin by early winter 2011 with the ramp-up in production at Glacier targeted to occur during the latter part of the second quarter of 2012.

•
Completion of our acid gas injection system is targeted for October of 2011 and will result in production downtime in Q3 2011. Completion of this system will provide acid gas handling flexibility for production growth beyond 140 mmcfd.

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Advantage's budget reinforces our pure play natural gas resource focus which is predicated on investing in economic growth and additional reserve and resource identification, while maintaining a strong balance sheet in the context of prevailing economic conditions. Our go forward capital program will be funded out of cash flow, our undrawn credit facilities and potential divestments of conventional assets. We have begun the initial evaluation of future growth phases to increase Glacier throughput to the 175 to 200 mmcf/d range. We will continue with a technically focused and financially disciplined approach to create value from our Glacier property.

Commodity Hedging Program

•	Advantage's hedging program includes 28.4 mmcf/d of natural gas for 2011 hedged at an average price of Cdn$6.24 AECO per mcf.

•	Additional details on our hedging program are available at our website at www.advantageog.com

Guidance

•	The following table summarizes guidance for Advantage for the period July 2011 to June 2012 (Advantage's guidance excludes operating and financial results from Longview):

	H2 2011	H1 2012	Total 12 Months
Production average (boe/d)	22,900 to 23,400	27,100 to 27,600	25,000 to 25,500
Exit rate (boe/d)			28,500 to 29,500
Production growth (%)			24%
Natural gas (%)	93%	95%	94%
Royalty rate (%)	10% - 12%	10% - 12%	10% - 12%
Operating expense ($/boe)	$ 6.50 to $6.80	$5.75 to $6.25	$6.12 to $6.50
Capital expenditures ($ million)	$125 to $140	$75 to $90	$200 to $230
Looking Forward

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Advantage is well positioned to grow production and reserves at Glacier with a strong balance sheet and cash flow to fund our Phase IV capital development program. Results at Glacier have exceeded expectations and we are encouraged with the scalable potential that has been identified in each of the Upper, Middle and Lower Montney layers which are all gas saturated. The low operating cost and attractive royalty structure at Glacier supports economic development at current natural gas prices and our financially disciplined approach positions Advantage to deliver shareholder value.

Interim Consolidated Financial Statements and MD&A

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Advantage's unaudited interim consolidated financial statements for the three and six months ended June 30, 2011 together with the notes thereto, and Management's Discussion and Analysis for the three and six months ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, future production; effect of increased production at Glacier on 2011 corporate operating costs; corporate royalty rates; the focus of capital expenditures; targeted production at Glacier; timing of drilling, completions and testing; drilling plans; expected operating costs at Glacier; expected royalty rate for a new Glacier Montney well; projected cash flows at Glacier; Advantage's hedging program and strategy; terms of the transaction with Longview Oil Corp.; Advantage's objectives with respect to the Glacier property; expected benefits to Advantage as a result of completion of the expansion at Glacier, Alberta; and effect on production from completion of the current facilities and infrastructure expansion work in Glacier, Alberta. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

%CIK: 0001468079

For further information:
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax:   (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 17:29e 11-AUG-11